

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Matteo Anversa
EVP, Chief Financial Officer and Treasurer
Gentherm Incorporated
21680 Haggerty Road
Northville Michigan 48167

> **Re: Gentherm Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 000-21810**

Dear Mr. Anversa:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing